SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press Release issued by Iberdrola, S.A. on June 28, 2007, regarding its intent to deregister under the U.S. Securities Exchange Act of 1934
Exhibit 99.2	Notification to the Spanish Securities and Exchange Commission dated June 28, 2007, regarding the admission to trading of the newly issued shares of Iberdrola, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name:	Julián Martínez-Simancas
Title:	General Secretary and Board Secretary

Date: June 28, 2007

Exhibit 99.1

28 June 2007

Iberdrola Announces Intent to Deregister

Iberdrola S.A. (“Iberdrola”) has announced today that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which, in compliance with the recently enacted rules on deregistration by foreign private issuers, it will terminate its registration and duty to file reports pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Iberdrola expects to file the Form 15F with the SEC on or about 29 June 2007. Iberdrola expects that the deregistration will become effective 90 days after the filing of Form 15F. Iberdrola reserves the right to delay the filing of the Form 15F or to withdraw such filing prior to effectiveness, for any reason.

Iberdrola’s board of directors made the decision to deregister under the Exchange Act based on its assessment that (a) continued compliance with the rules of the SEC and, in particular, Section 404 of the Sarbanes-Oxley Act of 2002, would be excessively burdensome for the company relative to the limited benefits Iberdrola might realize and (b) all investors in Iberdrola’s ordinary shares and ADSs are accorded protection by its listing on, and continued compliance with the rules of, the Spanish Stock Exchanges (Bolsas de Valores).

Iberdrola currently intends to maintain its ADR facility with JP Morgan Chase Bank, N.A. as a Level I program. This means that Iberdrola’s ADS will continue be traded on the over-the-counter market. Accordingly, Iberdrola has not arranged for the listing of its ADSs or ordinary shares on a national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States. Iberdrola’s ordinary shares will remain listed on the Spanish Stock Exchanges, which will continue to be the primary trading market for such ordinary shares.

The information required to be made available pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 will be available in English on Iberdrola’s web site at www.iberdrola.com.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Exhibit 99.2

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 28, 2007

NATIONAL SECURITIES MARKET COMMISSION – Significant Event

Dear Sirs:

Pursuant to Section 82 of Law 24/1988, of July 28, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores) and related provisions and within the framework of the transaction for combination of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) with ENERGY EAST CORPORATION (reported to that National Commission on June 25, 2007 by means of notice of significant event number 81,560), we hereby advise you that:

I.	In the exercise of the authorization granted by the General Shareholders’ Meeting of Iberdrola held on March 30, 2006, the Board of Directors of the Company resolved, at the meeting held on June 26, 2007, to issue eighty-five million (85,000,000) new common shares with a par value of three (3) euros each. In addition, such Board of Directors resolved that the placement of the capital increase be carried out by means of a private placement exclusively among qualified institutional investors through the procedure known as accelerated bookbuilding and that, therefore, the subscription and payment for the new shares occur subsequently to the placement thereof.

II.	The accelerated bookbuilding process ended on June 27, 2007, as has already been reported to that National Commission (by means of notice of significant event number 81,638).

III.	On the date hereof, the increase in the capital stock of Iberdrola was implemented through the issuance and floating of a total of eighty-five million (85,000,000) common shares, with the total amount of the capital increase (including nominal capital and share premium) coming to three thousand three hundred seventy-four million five hundred thousand (3,374,500,000) euros. Such capital increase has entailed an increase of, approximately, seven (7) per cent. over the capital stock of Iberdrola prior to the increase.

IV.	Also, on the date hereof, the public deed setting forth the capital increase was recorded with the Commercial Registry of Vizcaya, with all newly issued common shares having been fully subscribed and paid up by means of cash contributions.

V.	A request has been made for listing of the new shares of Iberdrola on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges. It is expected that such shares will be regularly listed on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges starting on June 29, 2007.

Please be advised of all of the foregoing for such purposes as may be appropriate.

Yours truly,

Julián Martínez-Simancas

Secretary General and Board Secretary

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.